

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2025

Hope Dmuchowski
Chief Financial Officer
First Horizon Corporation
165 Madison Avenue
Memphis, TN 38103

      Re: First Horizon Corporation
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-15185

Dear Hope Dmuchowski:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Finance